Filed by LW EV Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Harley Davidson, Inc.

AEA-Bridges Impact Corp.

Commission File No. 001-09183

AEA-Bridges Bloomberg TV Transcript 12.13.21

Matt Miller, Bloomberg TV: As I mentioned, shares of Harley-Davidson, they are soaring after the motorcycle maker announced they would list its LiveWire unit publicly through a SPAC deal. Joining us, the CEO of Harley-Davidson, he’s also the Chairman and President, and I imagine he has many other titles, Jochen Zeitz. Jochen, thanks very much for joining us. What drove you to this decision? I’ve been following LiveWire for so many years, watched your bikes on the long way up. It’s such an exciting, new direction for Harley. Why combine it with a SPAC?

Jochen Zeitz, Chairman, President and CEO of Harley-Davidson: Well, we want to lead in electric. We have the brand, we have the products, we have the partners, and we decided very early on in the year that it was the right thing to set up a separate division and now also take it public in the SPAC merger. So, it’s timely because in order to lead you have to be fast and want to be first to market to really define what electric means in the future.

Matt Miller, Bloomberg TV: We don’t really see that many electric motorcycles on the road. I ride a lot of different motorcycles in a lot of different countries and it’s very rare that I encounter an electric bike. How much do you expect that to change in the next two, three, four years?

Jochen Zeitz, Chairman, President and CEO of Harley-Davidson: First we have to get you into LiveWire I think. But if you look at the market, we think the market is ready to really grow very fast in the next 10 years. The infrastructure has been built and four-wheel space is really leading the charge in terms of electrification, the technology is there. 10 years ago, there was no electric for motorcycles and we now have the technology to do that. And with LiveWire, we really have a leading product and leading brand to take advantage of the tremendous growth that we see ahead of us. And having it as a separate, agile company, publicly listed company gives us the means, the financial means, but also the focus to really lead and build the most desirable electric motorcycle brand in the world.

Matt Miller, Bloomberg TV: I’ve tried the LiveWire and its prototype form, I’ve ridden an Energica and Zero, they’re all fun, but nothing compared to the potato, potato, potato that you get from a Harley-Davidson V-Twin. How can you make up for that incredible sound?

Jochen Zeitz, Chairman, President and CEO of Harley-Davidson: I don’t think it’s about making up. I think it’s about, what do you want? I mean, I love our Harley-Davidson products, every one of them, I’ve got seven in my garage, and that sound is unique. But, there are other consumers that like the electric sound of a motorcycle and I do, too. There’s no reason why you shouldn’t switch between the two. In fact, it’s not a soundless motorcycle. We’ve made sure that the personality of Harley-Davidson, the DNA is really embedded in the personality of LiveWire. When you hear it, it sounds like a jet engine, it has the pulse of a heartbeat, a hectic heartbeat. So we’ve taken what we have going with Harley-Davidson and interpreted it in an electric way, which is why LiveWire is going to be such an exciting product and brand.

Matt Miller, Bloomberg TV: How much longer are we going to be able to see Harley-Davidson produce their V-Twin motorcycles? I mean, how much longer can the combustion engine survive in bikes?

Jochen Zeitz, Chairman, President and CEO of Harley-Davidson: Well, the company has been around for 118 years and we plan to be around for the next 118 years. But obviously, we have to look at all technological opportunities and advancements to make sure that we’re always at the forefront of development. We’ve been doing so with a very fuel-efficient engine, recently we’ve just become the number one motorcycle adventure touring market with our Pan America, we’ve launched the Sportster S. So there’s still a lot of growth opportunity, not just opportunities for Harley-Davidson, not just in the U.S., but also in emerging markets like China and certainly growth opportunity in Europe as well. But at the same time, LiveWire can spearhead that launch into electric, which will benefit Harley-Davidson in the future as well because think about platform sharing, technology sharing, creating synergies and economies of scale, and that’s an opportunity, by having LiveWire spearhead the innovation while Harley-Davidson will also of course look into electrification and doing a technology transfer when it is possible. Right now, for our big bikes, our core categories, the technology is not right there yet, and that’s why we are focusing LiveWire as a brand more on the urban consumer.

Matt Miller, Bloomberg TV: How did the supply chain snafus, or how are the supply chain snafus, affecting you at Harley and affecting the production of LiveWire bikes?

Jochen Zeitz, Chairman, President and CEO of Harley-Davidson: Production of LiveWire bikes is fine, we haven’t seen any interruption there. We can deliver LiveWire once when you order one today. We’re just expanding our dealer network. We launched LiveWire first in California, Texas and New York and we are now expanding into other states in the United States, and we are also going global with Europe next year and Asia thereafter. So, we’re building our network, our distribution network based on our omni-channel digital approach. And the best dealers of Harley that are in the urban centers around the world will be our partners going forward, and we’ll make the necessary investment to really build a very strong EV network.

Matt Miller, Bloomberg TV: We’re showing the Pan America right now. I don’t know if anyone could have forecast the success, the critical acclaim that this bike has gotten. Typically, I would have thought that you gotta go bigger to be better, but you went down to a 1250, still a 60-degree V-Twin. What’s ahead for Harley-Davidson? Do we see a hybrid? Do we see electric Harleys? What can we expect?

Jochen Zeitz, Chairman, President and CEO of Harley-Davidson: Well, today is really about LiveWire and standing up LiveWire as a separate brand. As I said, the technology will be shared, but we believe right now the time is for LiveWire to electrify the industry, and there are growth opportunities for both. Harley has huge growth opportunities ahead of it. You just mentioned Pan America, it was just voted the number one motorcycle and the number one adventure touring bike in America, which is fantastic. We haven’t seen that for quite some time. Sportster S, putting sport back into sports, it’s an iconic model, it has been around for decades. So there is a lot of innovation coming on the Harley side, in addition to LiveWire.

Matt Miller, Bloomberg TV: Alright, it is about LiveWire. You’ll have to excuse me for my enthusiasm for the V-Twins. I’m excited to see what you make, Jochen, and we’re excited to see how this unit performs. Jochen Zeitz there of Harley-Davidson talking about LiveWire, the company’s electric motorcycle unit, which will be merging with a SPAC. Ticker, I believe, is LVW.